Stradley Ronon Stevens & Young, LLP
2005 Market Street
Suite 2600
Philadelphia, PA 19103
Telephone  215.564.8000
Fax  215.564.8120
www.stradley.com
April 8, 2021

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303
Attention:  Quinn Kane, Esq.

Re:  Response  to Comments of the Disclosure Staff of the Securities and Exchange Commission (“SEC”) on the Preliminary Proxy Statement and Other Solicitation Materials of Allianz Variable Insurance Products Trust (File Nos. 333-239299 and 811-9491) and Allianz Variable Insurance Products Fund of Funds Trust (File Nos. 333-119867 and 811-21624)
Dear Mr. Kane:

This letter responds to the disclosure comments that I received from you on April 2, 2021 on the preliminary proxy statement and voting instruction card relating to the joint special shareholder meeting of Allianz Variable Insurance Products Trust (“VIP Trust”) and Allianz Variable Insurance Products Fund of Funds Trust (“FOF Trust”).  Below we have provided your comments (in bold) and VIP Trust’s and FOF Trust’s response to each comment.  These responses will be incorporated into the filing of the definitive proxy solicitation materials.   Capitalized terms not defined herein have the same meaning as in the Preliminary Proxy Statement.

Comments on the Preliminary Proxy Statement
1.	Comment: When filing preliminary proxy materials, be sure to designate the proxy statement and proxy card as “preliminary.”
Response:  Future filings of preliminary proxy materials will be designated as “preliminary.”
2.	Text: Front cover page table listing the funds of VIP Trust and FOF Trust
Comment:  Confirm that all of the Funds listed in the table match those listed on EDGAR.

Philadelphia, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL
A Pennsylvania Limited Liability Partnership

Response:  VIP Trust and FOF Trust confirm that they have listed all the Funds in the proxy statement that need to be included in the proxy statement.
3.	Text: Notice of Special Joint Meeting of Shareholders
Comment:  Refer to SEC staff April 7, 2020 guidance on Conducting Annual Meetings in Light of COVID-19 Concerns Regarding “Virtual” Shareholder Meetings.  Please disclose in the response letter and the proxy statement the logistical detail on how shareholders can access, participate and vote in the joint shareholder meeting.
Response:  As noted in the proxy statement, Allianz Life Insurance Company of North America (“Allianz Life”), Allianz Life Insurance Company of New York (“Allianz Life of NY”), and certain Funds of Funds that are series of VIP Trust and FOF Trust are the sole shareholders of the Funds.  As such, it is expected that the Funds of Fund will vote their shares in advance of the Meeting and that Allianz Life and Allianz Life of NY will vote their shares in advance of the Meeting based on the voting instructions that they receive from owners of variable life insurance policies or variable annuity contracts (“Contract Owners”) issued by Allianz Life or Allianz Life of NY.  In addition, it is expected that the shareholders, Allianz Life, Allianz Life of NY and the Funds of Funds, will be represented at the Meeting.  VIP Trust and FOF Trust have added additional disclosure to the proxy statement clarifying how the shareholders can access, participate and vote at the meeting.  See attachments 3A and 3B.
Contract Owners are not shareholders of the Funds and only have the right to instruct Allianz Life or Allianz Life of NY how to vote the shares under their Contract.  The proxy statement already discloses how a Contract Owner may attend the virtual meeting.
4.	Text: Second to last paragraph of the Notice of Special Joint Meeting of Shareholders states:
Accessing the Virtual Meeting – To access the virtual meeting, send a request to attend the virtual meeting to shareholdermeetings@computershare.com.  Please include your full name and the control number located on your voting instruction form.  Requests to attend the virtual meeting must be received at least three business days prior to the meeting.  You may not vote at the virtual meeting; to be counted, your voting instructions must be received by 4:00 p.m. Central time on the day prior to the meeting.
Comments:  Please explain the basis for the requirement that contract holders’ requests to attend the shareholder meeting must be received three days prior to the meeting; that voting instructions must be received the day before the shareholder meeting, and that the contract holders may not vote at the shareholder meeting.  Please explain whether those requirements are permitted by state law.  Please explain if the contract holders are being treated differently because the shareholder meeting is virtual.

Response:  The requirement that Contract Owners must submit requests to attend the shareholder meeting three days prior to the meeting is a requirement of VIP Trust’s and FOF Trust’s proxy services provider and is operationally necessary to ensure proper validation of Contract Owners’ ability to attend the Meeting.  The virtual nature of the Meeting necessitates the pre-registration of Contract Owners in order to avoid delays in accessing the Meeting on the day of the Meeting.  In prior voting instruction solicitations, Contract Owners have been required to provide voting instructions by 4:00 p.m. on the day prior to the shareholder meeting. VIP Trust and FOF Trust believe that this requirement is reasonable and reasonably necessary to ensure a timely and accurate tally of the Contract Owners’ voting instructions, in order for Allianz Life and Allianz Life of NY to properly vote their shares at or prior to the meeting.  As these requirements are applied to the Contract Owners, and not the shareholders of VIP Trust and FOF Trust, state law is silent on the matter.
VIP Trust and FOF Trust are Delaware statutory trusts and subject to the Delaware Statutory Trust Act (“DSTA”).  Section 3806(b)(5) of the DSTA provides that the governing instrument of the statutory trust may “set forth provisions relating to notice of the time, place or purpose of any meeting at which any matter is to be voted on, waiver of any such notice, action by consent without a meeting, the establishment of record dates, quorum requirements, voting in person, by proxy or in any other manner, or any other matter with respect to the exercise of any such right to vote.”  Each of VIP Trust and FOF Trust’s agreement and declaration of trust and by-law have provisions that address shareholder meetings and voting powers but those requirements are only applicable to shareholders of VIP Trust and FOF Trust, not the Contract Owners.
5.	Text: Trustees’ Compensation Table on page 6:
Comment:  It appears that the total compensation column for the table is missing.  If it is missing, please add a column for total compensation.
Response:  The column listed on page 6 as “Compensation from the AIM Complex” is the column for total compensation.
6.	Text: Page 9, first paragraph states:
Required Vote Needed to Approve the Proposal.  All shares of each Trust then entitled to vote shall be voted together in aggregate. Approval of the election of each of the Nominees to the Board requires the affirmative vote of a plurality of the shares of each Trust voted at the Meeting.  A Nominee may be elected even if he or she receives the affirmative vote of less than a majority of the outstanding shares of a Trust.
Comment:  Please describe definition of plurality.  Typical text would state something to the effect that: “Under a plurality vote, the candidate who receives the largest number of votes will be elected even if the candidate receives approval of less than a majority of votes cast.  Because the nominees are running unopposed, all nominees are expected to be elected, as all nominees who receive votes in favor will be elected while votes not cast or votes withheld will have no effect on the election outcome.”
Response:  Revised as requested.  See attachment 6A.
7.
Text:  Page 10, the paragraph immediately following the table comparing the current and proposed fundamental policies with respect to commodities under “Proposal No. 2-Revisions to Fundamental Policies Regarding Investments in Commodities.”

Comment:  Provide a plain English description of what is currently permitted by the Funds regarding the purchase and sale of commodities.  Also explain the limits on the purchase of commodities under the Investment Company Act of 1940 (the “1940 Act”) (i.e., they are not securities).
Response:  Revised as requested.  See attachment 7A.
8.
Text:  Page 12, the paragraph immediately following the table comparing the current and proposed fundamental policies with respect to borrowing under “Proposal No. 3-Revisions to Fundamental Policies Regarding Borrowing”

Comment:  Add a brief description of the current restrictions on borrowings under the 1940 Act.
Response:  Revised as requested.  See attachment 8A.
9.	Text: Page 25, first sentence of the fifth paragraph under “Section C- Proxy Voting and Shareholder Meeting Information states:
You may revoke your voting instructions up until 4:00 p.m. Central time on the day prior to the Meeting by going to the website or by calling the phone number printed on your voting instruction card or by executing and returning a voting instruction form with a later date.
Comment:  Please explain if the 4:00 pm cutoff on the day prior to the shareholder meeting is permitted by state law.  Are shareholders being treated differently due to the shareholder meeting being virtual?
Response:  The requirement that Contract Owners provide their voting instructions by 4:00 p.m. on the day before the Meeting is believed to be reasonable and reasonably necessary to ensure a timely and for accurate tallying of the Contract Owners’ voting instructions, in order for Allianz Life and Allianz Life of NY to properly vote their shares at or prior to the meeting. This has been required in prior voting instruction solicitations. As this time limit only applies to the Contract Owners providing voting instructions and not the actual  shareholders of VIP Trust and FOF Trust, state law is silent on the matter. Please see the response to comment 4, above.

 Comments on the Voting Instruction Card
1.    Text:  Voting Instruction Card, second sentence of second paragraph states:
If no direction is made when the duly executed Voting Instruction Card is returned, the Insurance Company will vote in favor of the Proposals.
Comment:  Bold text.
Response:  Revised as requested.
VIP Trust and FOF Trust believe they has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact me at (215) 564-8149.
Regards,

/s/Kenneth L. Greenberg
Kenneth L. Greenberg, Esq.

Attachment 3A-
Text Changes to page 2 of the Notice Of Special Joint Meeting Of Shareholders
The Funds issue and sell their shares to certain separate accounts of Allianz Life Insurance Company of North America (“Allianz Life”) and Allianz Life Insurance Company of New York (“Allianz Life of NY”). The separate accounts hold shares of mutual funds, including the Funds, which serve as a funding vehicle for benefits under variable life insurance policies or variable annuity contracts issued by Allianz Life or Allianz Life of NY (collectively, the “Contracts”). In addition, shares of certain Funds also may be held by other Funds that are managed as funds of funds (the “Funds of Funds”).
As the owners of the assets held in the separate accounts, Allianz Life and Allianz Life of NY, together with the Funds of Funds, are the sole shareholders of the Funds and are entitled to vote all of the shares of the Funds. However, Allianz Life and Allianz Life of NY will vote outstanding shares of the Funds held by them in accordance with instructions given by the owners of the Contracts (“Contract Owners”) for which the Funds serve as a funding vehicle. This Notice is being delivered ~~to owners of the Contracts~~both to shareholders of record who are entitled to vote at the meeting and to Contract Owners who, by virtue of their ownership of the Contracts, beneficially owned shares of the Funds on the record date, so that they may instruct Allianz Life and Allianz Life of NY how to vote the shares of the Funds underlying their Contracts.
Contract Owners Accessing the Virtual Meeting – To access the virtual meeting, send a request to attend the virtual meeting to shareholdermeetings@computershare.com. Please include your full name and the control number located on your voting instruction form. You then will receive instructions to access and attend the virtual meeting. Requests to attend the virtual meeting must be received at least three business days prior to the meeting. ~~You may not vote at the virtual meeting; to~~To be counted, your voting instructions must be received by 4:00 p.m. Central time on the day prior to the meeting.
Shareholders Accessing the Virtual Meeting– All of the shareholders of record of the Funds are affiliates of the Funds and will receive instructions to access, participate and vote at the virtual meeting from the Funds.
            Shareholders of record at the close of business on March 5, 2021 are entitled to vote at the meeting.
By Order of the Board of Trustees

Attachment 3B

SECTION C – Proxy Voting and Shareholder Meeting Information

The Meeting of shareholders of the Funds will be held as specified in the Notice of Special Joint Meeting that accompanies this proxy statement.  ~~At the Meeting, shareholders (the separate accounts) will vote their shares of the Funds.~~As noted above, the Funds issue and sell their shares to certain separate accounts of Allianz Life and Allianz Life of New York. The separate accounts hold shares of mutual funds, including the Funds, which serve as a funding vehicle for Contracts issued by Allianz Life or Allianz Life of NY. In addition, shares of certain Funds also may be held by the Funds of Funds.
As the owners of the assets held in the separate accounts, Allianz Life and Allianz Life of NY, together with the Funds of Funds, are the sole shareholders of record of the Funds and are entitled to vote all of the shares of the Funds. Only shareholders of record of the Funds may virtually attend the Meeting and vote. However, Allianz Life and Allianz Life of NY will vote outstanding shares of the Funds held by them in accordance with instructions given by the Contract Owners for which the Funds serve as a funding vehicle. To be counted, Contract Owners’ voting instructions must be received by 4:00 p.m. Central time on the day prior to the Meeting.
~~You~~Contract Owners have the right to instruct Allianz Life and/or Allianz Life of NY (together, “Allianz”) on how to vote the shares of the Funds held under ~~your~~their Contract.  The number of Fund shares for which ~~you~~a Contract Owner may provide instructions will be based on the dollar amount of Fund shares that ~~you own~~the Contract Owner owns beneficially through the subaccount accumulation units and/or annuity units in ~~your~~the Contract on the record date, March 5, 2021.  Each accumulation unit or annuity unit represents a specified dollar value and a specified number of Fund shares.  For each dollar of value, the Contract Owner is permitted to vote one Fund share.  Fractional votes are counted.  If ~~you execute and return your~~the Contract Owner executes and returns its voting instruction form, but ~~do~~does not provide voting instructions, Allianz will vote the shares underlying ~~your~~the Contract in favor of the proposals described above.  Allianz will vote any shares for which it does not receive voting instructions, and any shares which it or its affiliates hold for their own account, in proportionately the same manner as shares for which it has received voting instructions.  Allianz will not require voting instructions for a minimum number of shares, and therefore a small number of shareholders could determine the outcome of any proposal.
Contract Owners Accessing the Virtual Meeting – To access the virtual meeting, send a request to attend the virtual meeting to shareholdermeetings@computershare.com. Please include your full name and the control number located on your voting instruction form. Requests to attend the virtual meeting must be received at least three business days prior to the meeting. You then will receive instructions to access and attend the virtual meeting. To be counted, your voting instructions must be received by 4:00 p.m. Central time on the day prior to the meeting.
Shareholders Accessing the Virtual Meeting– All of the shareholders of record of the Funds are affiliates of the Funds and will receive instructions to access, participate and vote at the virtual meeting from the Funds.
For the Meeting to proceed, there must be a quorum.  This means that at least 25% of a Fund’s shares must be represented at the Meeting by their virtual presence or by proxy.  Because Allianz, together with the Funds of Funds, is the only shareholder of the Funds, its presence at the Meeting virtually or by proxy will meet the quorum requirement.

Approval of Proposal 1 requires the affirmative vote of a plurality of the shares of the applicable Trust voted virtually at the Meeting or by proxy at the Meeting.  Approval of Proposals 2 and 3, require the affirmative vote of a “majority of the outstanding voting securities” of the appropriate Fund.  Under the 1940 Act, the vote of a “majority of the outstanding voting securities” means the affirmative vote of the lesser of (a) 67% or more of the voting securities present at the Meeting or represented by proxy if the holders of more than 50% of the outstanding voting securities are present or represented by proxy or (b) more than 50% of the outstanding voting securities.  With respect to Proposals 2 and 3, votes to ABSTAIN will have the same effect as votes cast AGAINST the Proposal.  With respect to Proposal 1, votes to ABSTAIN will have no effect.  The votes of each Fund of each separate Trust, respectively, will be counted together with respect to the election of the Nominees to the Board; the Trusts vote separately.
~~You~~A Contract Owner may revoke ~~your~~its voting instructions up until 4:00 p.m. Central time on the day prior to the Meeting by going to the website or by calling the phone number printed on ~~your~~the voting instruction card or by executing and returning a voting instruction form with a later date. If you need a new voting instruction form, please call 1-800-624-0197, and a new voting instruction form will be sent to you.  If you return an executed form without voting instructions, ~~your~~the Contract Owner’s shares will be voted “FOR” the proposal.  ~~Only shareholders of record of the Funds may virtually attend the Meeting and vote.  Allianz Life and Allianz Life of NY, together with the Funds of Funds, are the sole shareholders of the Funds and are entitled to vote all of the shares of the Funds. However, Allianz Life and Allianz Life of NY will vote outstanding shares of the Funds held by them in accordance with instructions given by Contract Owners for which the Funds serve as a funding vehicle.  Contract Owners may virtually attend the Meeting but may not provide voting instructions at the meeting.~~
A shareholder of record may revoke its proxy at any time before it is voted by forwarding a written revocation or a later-dated proxy card to a Trust that is received by the Trust at or prior to the Meeting, or by attending the Meeting and voting at the Meeting or by calling the phone number printed on the proxy card prior to the Meeting. If you need a new proxy card, please call 1-800-624-0197, and a new proxy card will be sent to you.  If you return an executed proxy card without voting, the shareholder’s shares will be voted “FOR” the proposal.

The Funds will pay all costs of solicitation, including the cost of preparing and mailing the Notice of Special Joint Meeting of shareholders and this proxy statement to Contract Owners.  Representatives of AIM, without cost to the Funds, also may solicit voting instructions from Contract Owners by means of mail, telephone, or personal calls.

Attachment 6A
Required Vote Needed to Approve the Proposal.  All shares of each Trust then entitled to vote shall be voted together in aggregate. Approval of the election of each of the Nominees to the Board requires the affirmative vote of a plurality of the shares of each Trust voted at the Meeting.  A vote requiring a plurality to elect Nominees to the Board means that the Nominees receiving the largest number of votes cast will be elected to fill the available positions for each Trust and a Nominee may be elected even if he or she receives the affirmative vote of less than a majority of the outstanding shares of a Trust~~.~~ voting.  Because the Nominees are running unopposed, all Nominees are expected to be elected, as all Nominees who receive votes in favor will be elected while votes withheld or abstentions have no effect on the outcome of this Proposal.

Attachment 7A
PROPOSAL NO. 2 — REVISIONS TO FUNDAMENTAL POLICIES REGARDING INVESTMENTS IN COMMODITIES
The 1940 Act requires that the Trusts recite in their registration statements, among other things, their policies with respect to the purchase and sale of commodities.  Generally, it is the position of the staff of the Securities and Exchange Commission (“SEC”) that commodities and commodity contracts are not considered securities.  The 1940 Act further requires the Trusts to obtain shareholder approval prior to changing this fundamental policy.
The current and proposed fundamental policies of the Trusts with respect to commodities are as follows:
Current VIP Trust Commodities Policy	Current FOF Trust Commodities Policy	Proposed VIP Trust and FOF Trust Commodities Policy

No Fund may:  Invest in commodities, including commodity contracts, except that as consistent with its investment objective and policies the Fund may: (a) purchase and sell options, forward contracts, futures contracts, including without limitation those relating to indices; (b) purchase and sell options on futures contracts or indices; and (c) purchase publicly traded securities of companies engaging in whole or in part in such activities. This restriction shall not prohibit the funds, subject to restrictions described in the Prospectuses and elsewhere in this Statement of Additional Information, from purchasing, selling or entering into foreign currency forward contracts, foreign currency options, or any interest rate, securities-related or foreign currency-related hedging instrument, including swap agreements and other derivative instruments, subject to compliance with any applicable provisions of the federal securities or commodities laws.

No Fund May:  Invest in commodities, including commodity contracts, except that as consistent with its investment objective and policies the Fund may: (a) purchase and sell options, forward contracts, futures contracts, including without limitation those relating to indices; (b) purchase and sell options on futures contracts or indices; and (c) purchase publicly traded securities of companies and other investment companies engaging in whole or in part in such activities.
No Fund may: Purchase or sell commodities except to the extent permitted by the 1940 Act or any rules, exemptions or interpretations thereunder that may be adopted, granted or issued by the SEC.

Generally, each Trust’s current fundamental policy regarding investments in commodities prohibits a Fund from investing in commodities per se (e.g., gold, wheat, cotton) and commodity contracts but permits a number of investments in derivatives like options, forward contracts, and futures contracts and also allows for the purchase of publicly traded securities of companies engaging in whole or in part in such activities. Since the initial adoption of the Trusts’ policies with respect to commodities, the financial markets and regulatory requirements regarding commodities and commodity interests have evolved considerably.  The Board believes that the Trusts’ current policies are unnecessarily detailed and more restrictive than required by current law. The current policies may make it difficult to respond to future market or regulatory changes and may limit unnecessarily the flexibility of Fund portfolio managers to make changes in investment strategy that may benefit the Funds and help the Funds to better achieve their investment goals.
Conversely, the Board believes that the proposed policy with respect to commodities would allow greater flexibility to the Fund portfolio managers to respond to future market or regulatory changes and to make changes in investment strategy that may benefit the Funds and help the Funds to better achieve their investment goals. It is not currently anticipated that any Fund would change its investment strategies as a result of the proposed change to the policies with respect to commodities or that the adoption of the proposed policy would involve additional material risk to the Funds.
Accordingly, the Board of Trustees believes that it is in the best interests of the Trusts to replace the current fundamental policies with respect to commodities with the proposed policy set forth above.

Attachment 8A
PROPOSAL NO. 3 — REVISIONS TO FUNDAMENTAL POLICIES REGARDING BORROWING
The 1940 Act requires that the Trusts recite in their registration statements, among other things, their policies with respect to borrowing. The 1940 Act further requires the Trusts to obtain shareholder approval prior to changing this fundamental policy.
The current and proposed fundamental policies of the Trusts with respect to borrowing are as follows:
Current VIP Trust Borrowing Policy	Current FOF Trust Borrowing Policy	Proposed VIP Trust and FOF Trust Borrowing Policy

No Fund may:
a) Borrow money (not including reverse repurchase agreements or dollar roll agreements), except that a Fund may borrow from banks for temporary or emergency purposes, and then only in amounts up to 30% of its total assets at the time of borrowing, and provided that such bank borrowings and reverse repurchase agreements and dollar roll agreements do not exceed in the aggregate one-third of the Fund’s total assets less liabilities other than the obligations represented by the bank borrowings, reverse repurchase agreements and dollar roll agreements at the time of borrowing.
b) Mortgage, pledge, hypothecate, or remove any assets except in connection with a bank borrowing in amounts not to exceed 30% of the Fund’s net assets.
As a non-fundamental policy, which may be changed without the vote of shareholders, the following funds have more restrictive limits as follows:
AZL Government Money Market Fund 10% (with respect to a) above only)
AZL Moderate Index Strategy Fund 5%
As a non-fundamental policy, which may be changed without the vote of shareholders, no Fund will purchase securities while its outstanding borrowings (including reverse repurchase agreements) are in excess of 5% of its total assets. Securities, which are segregated, held in escrow, or in separate accounts in connection with a Fund’s investment practices described in the Funds’ Prospectus or Statement of Additional Information are not deemed to be pledged for purposes of this limitation.

No Fund May:
Borrow money (not including reverse repurchase agreements or dollar roll agreements), except that each Fund may borrow from banks for temporary or emergency purposes and then only in amounts up to 30% of its total assets at the time of borrowing and provided that such bank borrowings and reverse repurchase agreements and dollar roll agreements do not exceed in the aggregate one-third of the Fund’s total assets less liabilities other than the obligations represented by the bank borrowings, reverse repurchase agreements and dollar roll agreements, or mortgage, pledge or hypothecate any assets except in connection with a bank borrowing in amounts not to exceed 30% of the Fund’s net assets at the time of borrowing.
As a non-fundamental policy, which may be changed without the vote of shareholders, no Fund will purchase securities while its outstanding borrowings (including reverse repurchase agreements) are in excess of 5% of its total assets. Securities held in escrow or in separate accounts in connection with a Fund’s investment practices described in the Fund’s Prospectus or SAI are not deemed to be pledged for purposes of this limitation.

No Fund may: Borrow money, except to the extent permitted by the 1940 Act, or any rules, exemptions or interpretations thereunder that may be adopted, granted or issued by the SEC.

- 12-13 -

Generally, each Trust’s current fundamental policy regarding borrowings prohibits a Fund from borrowing money (excluding reverse repurchase agreements or dollar roll agreements).  However, a Fund may borrow from banks for temporary or emergency purposes but only in amounts up to 30% of its total assets at the time of borrowing.  In addition, bank borrowings, reverse repurchase agreements and dollar roll agreements may not exceed in the aggregate one-third of the Fund’s total assets less liabilities other than the obligations represented by the bank borrowings, reverse repurchase agreements and dollar roll agreements at the time of borrowing.  Finally no Fund may mortgage, pledge, hypothecate, or remove any assets except in connection with a bank borrowing in amounts not to exceed 30% of the Fund’s net assets.
 Since the initial adoption of the Trusts’ policies with respect to borrowing, the regulatory requirements regarding borrowing by investment companies have evolved.  The Board believes that the Trusts’ current policies are unnecessarily detailed and may be more restrictive than required by current law. The current policies may make it difficult to respond to future regulatory changes and may limit unnecessarily the Funds’ flexibility to engage in borrowing that may benefit the Funds and help the Funds to better achieve their investment goals. Conversely, the Board believes that the proposed policy with respect to borrowing would allow greater flexibility to respond to future regulatory changes and to make changes that may benefit the Funds and help the Funds to better achieve their investment goals.  It is not currently anticipated that any Fund would change its investment strategies or borrowing as a result of the proposed change to the policies with respect to borrowing or that the adoption of the proposed policy would involve additional material risk to the Funds.
Accordingly, the Board of Trustees believes that it is in the best interests of the Trusts to replace the current fundamental and related non-fundamental policies with respect to borrowing with the proposed policy set forth above.